Exhibit 99.2

WANG & LEE GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2023, AND DECEMBER 31, 2022

(In thousands of U.S. dollars except share and per share data)

	As of
	June 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$7,416	$610
Accounts receivables, net	307	1,068
Contract Assets, net	1,370	1,037
Retention receivables – current, net	39	2
Other receivables	84	-
Other receivables – related parties	1	1
Advance and prepayments	127	160
Total current assets	9,344	2,878

Retention receivables – non-current, net	183	220
Plant and equipment, net	73	2

Total assets	$9,600	$3,100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans	$579	$455
Account payables	599	937
Other payables	75	48
Contract liabilities	866	867
Other payables – related parties	2,180	1,853
Total current liabilities	4,299	4,160

LONG-TERM LIABILITIES
Bank loans, non-current	642	653
Total liabilities	4,941	4,813

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary share, no par value; 15,096,331 and 12,000,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022 respectively	8,000,002	2
Additional paid-in-capital	503	503
Accumulated deficit	(3,846)	(2,221)
Accumulated other comprehensive income	2	5

Total shareholders’ equity (deficit)	4,659	(1,713)
Total liabilities and shareholders’ equity	$9,600	$3,100

WANG & LEE GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(In thousands of U.S. dollars except share and per share data)

	2023	2022
	(Unaudited)	(Unaudited)
Contract revenues	$1,437	$1,250
Contract costs	1,184	872
Gross profit	253	378

Selling expenses	-	-
General and administrative expenses	(1,894)	(620)
Total operating expenses	(1,894)	(620)

Operating loss	(1,641)	(242)

Other income (expenses)
Other income	42	14
Interest expense	(25)	(14)
Total other income	17	-

Loss before taxes	(1,624)	(242)

Provision for income taxes	-	-

NET LOSS	$(1,624)	$(242)

Other comprehensive (loss) income
Foreign currency translation adjustment	(3)	4
Total comprehensive loss	$(1,627)	$(238)

Loss per share – Basic and diluted	$(0.11)	$(0.02)
Basic and diluted weighted average shares outstanding	15,096,331	12,000,000